ICTS INTERNATIONAL, N.V.
                                  Biesbosch 225
                         JC Amstelveen, The Netherlands

                                        January 5, 2011

Jennifer K. Thompson, Branch Chief
Sondra Snyder, Staff Accountant
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
                                    Re: ICTS International, N.V.
                                        Form 20-F for Fiscal Year Ended December
                                        31, 2009 Filed June 30, 2010
                                        File No. 000-28542

Dear Ms. Thompson and Ms. Snyder:

      This is to acknowledge receipt of your letter of comment dated December 30, 2010. We hereby respond to your comments as follows:

Item 15. Controls and Procedures, page 66
-----------------------------------------

Management's report on internal control over financial reporting
----------------------------------------------------------------

1. We note your disclosure that management has based their assessment of your internal control over financial reporting "in a scope that includes the significant subsidiaries i.e. ISEC International Security B.V, Procheck International BV, I-SEC Netherlands BV, I-SEC France, I-SEC Japan and Huntleigh Corp USA; collectively "Subsidiaries"." Based on this description of the scope of your management's assessment of your internal control over financial reporting, it appears certain of your consolidated subsidiaries have been excluded from the assessment. Please explain to us in detail how your management's assessment of your internal control over financial reporting meets the requirements of the Sarbanes-Oxley Act.
      Refer to our Release No. 33-8328 available on our website at httQ//sec.gov/rules/final/33-8238.htm and the Staffs Guidance "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions (revised September 24, 2007)"available on our website at http://sec.gov/info/accountants/controlfaq.htm. We may have further comment after reviewing your response.

Answer:
-------

      In order to fulfill our requirements under Release No. 33-8238, ICTS International N.V. ("Company") utilized the services of BDO Ziv Haft, an international accounting firm, to assist management in assessing the Company's internal controls over the financial reporting as required by the Sarbanes-Oxley Act.

      The project included performance of a scoping exercise in order to determine those entities that are material both quantitatively and qualitatively to the consolidated financial statements. The scoping exercise took into consideration the consolidated revenues and assets of the Company. Those subsidiaries whose total assets and/or revenues exceeded 5% of the consolidated assets and/or revenues, respectively were included in the internal control assessment as required by the Sarbanes-Oxley Act. The remaining subsidiaries that fell below the 5% threshold were considered low risk from a quantitative perspective, as well as a qualitative perspective, and were excluded from the assessment. We will disclose the scope used in the assessment of internal controls over financial reporting in future filings.

      In addition, the Company has controls related to financial reporting at the subsidiaries not covered by the Sarbanes-Oxley assessment that it feels are adequate.

Consolidated  Financial Statements,  page F-1 Note 3 - Discontinued  Operations,
--------------------------------------------------------------------------------
page F-18
---------

2. We note your disclosure on page F-19 that you recorded $1,156,000 of income from discontinued operations in fiscal 2009 related to the write-off of unpaid vendor obligations, which were eliminated. We further note your disclosure in Note 15 on pages F-34 and F-35 that you wrote-off these unpaid vendor obligations based on management's assessment that payments are unlikely. Considering these unpaid vendor obligations were decided in arbitration proceedings and affirmed upon appeal, please explain to us your legal and accounting basis for concluding that these liabilities have been extinguished and should be derecognized. Please refer to the guidance in ASC 40520-40.

Answer:
-------

      The $1,156,000 in unpaid vendor obligations related to the operations of Explore USA, Inc. Explore USA, Inc., which has no assets and hasn't had operations since 2006, was formally liquidated in April 6, 2010, prior to the filing of the Company's 2009 Form 20-F. Furthermore, in consultation with the Company's legal advisors, it was determined that such liabilities could not be assessed against any other member of the ICTS International NV group. As a result, the Company determined that it had been legally released from such obligations and met the conditions presented in ASC 405-20-40-1 for the derecognition of such liabilities as of December 31, 2009.

Note 12 - Income Taxes, page F-26
---------------------------------

3. You disclose on page F-29 that the Internal Revenue Service assessed an income tax liability, including penalties, of approximately $7.3 million related to an ongoing tax examination. Although you further disclose that you have included a provision in your financial statements which you consider adequate to cover the potential liability related to the assessment, you do not quantify the amount of the provision. Please tell us and disclose in future filings the amount reserved for your IRS tax examination. If the reserve is less than the amount assessed by the IRS, please tell us why you believe the amount reserved is appropriate.

Answer:
-------

      The company has reserved $6.6 million for the Internal Revenue Service tax examination including penalties of $0.9 million and additional $3.2 million for accrued interest, totaling $9.8 million as of December 31, 2009. Although the accrued amount that relates to the potential assessed income tax liability is lower by $0.7 million than the amount assessed by the Internal Revenue Service, the Company after consulting with its tax advisors, believes it is appropriate given the facts. We feel we have the support and case law to sustain our position regarding the difference of $0.7 million, which relates mainly to expenses that we believe that are deductible in the exam years. Given these facts, we feel that we have adequately accrued an amount to cover the potential IRS liability. The amount accrued is included in the income taxes footnote. We will disclose the exact amount accrued related to the IRS assessment in future filings.

Certifications
--------------

4. We note that you have included the titles of Mr. Dan, your Managing Director, and Mr. Raich, your Chief Financial Officer; in the introductory paragraph of the certifications provided in Exhibit 12.1 and that you have filed one certification for both certifying officers. In future filings, please eliminate such titles from the introductory paragraph of the certifications and file separate certifications for each certifying officer. Please also indicate under each certifying officer's signature the capacity in which such individual is signing the certification. Specifically, in future filings you should identify the individual who is signing the form as your principal executive officer and the individual who is signing the form as your principal financial officer and principal accounting officer in addition to providing the titles of these individuals under their signatures. Please refer to the Instructions as to Exhibits to Form 20-F.

Answer:
-------

      In future filings we will eliminate the titles from the introductory paragraph of the certifications and file separate certifications for each certifying officer. We will also indicate under each certifying officer's signature the capacity in which such individual is signing the certification specifically the identity of the individual and their title.

      This is to acknowledge that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions with respect to the foregoing, please contact David W. Sass at telephone 212-448-1100 or fax 212-448-6277.

                                   Sincerely,

                                   /s/ Raanan Nir

                                   Raanan Nir, Managing Director